

This presentation contains offering materials prepared solely by Centsai without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OPPORTUNITY

- **Approximately 60 million US Millennials lack basic financial knowledge**
- **US Financial Services advertisers are estimated to have spent $8.8 billion on digital advertising in 2016***

Millennials are an attractive growth segment for Financial and Related Brands, but effective reach, engagement, and conversion is limited. Moreover, relationships with next-gen recipients of wealth-transfer are weak.

* Source: eMarketer, December 21, 2016



Should I rent or buy?
realtor.com
Should I refinance my student loans?
SoFi
How can I repair my credit?
CreditRepair.com
How can I save more?
CentSai

OPPORTUNITY

Leadership in a Fragmented Industry

CentSai fills a market gap as a scaling social community for trusted financial information and Interaction.

The power of storytelling has propelled CentSai into top engagement ranks.

We are uniquely positioned at the intersection of publishing, fintech, and edtech, and artificial intelligence.

Audience targeting via image recognition will magnify the relevance of CentSai's audiences to its clients.

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Financial Literacy + Advisory Platforms
• Council for Economic Education
• Society of Grownups
• Personal Capital
• LearnVest
• iGrad
• Invibed
Personal Finance Blogs
• The Penny Hoarder
• The Krazy Coupon Lady
• Money Saving Mom
• Get Rich Slowly
• The Simple Dollar
• WiseBread
Questioned Authenticity
Limited Scale
Product Lead Generators
• Lending Tree
• Intuit Mint
• credit.com
• nerdwallet
• Bankrate
• CreditCards.com
CentSai
Learning Finance Through Storytelling
Questioned Authenticity
Different Business Model
Alternative User Base
Brands with Captive Blogs
• Chase
• Fidelity
• Motif
• Wealthfront
• CapitalOne
• Betterment
• Acorns
Professional Publications
• Forbes
• Barron's
• MarketWatch
• Yahoo! Finance
• The New York Times
• The Wall Street Journal

WHAT IS CENTSAI?

CentSai delivers content via the platforms millennials live by...



MOBILE   DESKTOP   SOCIAL MEDIA   EMAIL

...and in the engaging formats they love.



BLOGS   VIDEOS   QUIZZES   PODCASTS   EXPERTS   FORUMS

CentSai

ENGAGEMENT METRICS

Brands value CentSai's superior engagement track record, noting that CentSai has captured the attention of its audiences for longer durations, consistently over time. Engagement will be magnified even further by image recognition technology.



Source: Alexa

ENGAGEMENT METRICS

Source: Alexa

PAGE VIEWS PER USER



BOUNCE RATE



TIME ON SITE (MINUTES)



SOLUTION: COMMUNITY

CentSai provides an authentic social community for brand, millennial and expert interaction.

CentSai
Learning Finance Through Storytelling

OUR BRAND PROPOSITION

User engagement

Authenticity through our storytelling format

Exposure to relevant audiences

Custom designs created for brands to generate an integrated user experience

CentSai

DIVERSIFIED MODEL

CentSai's business model is a blend of partner offerings:

- Lead-generation fees (affiliate marketing)
- Sponsored content fees
- White-label publishing
- Advertising fees
- Financial expert subscriptions
- Content licensing, archive renting

...and, ultimately, AI technology licensing


CentSai
Freelance Work: 5 Ways to Know When to Run From a Project
The Rich Life That Follows Bankruptcy
No More Moves: A Place to Call Home
Budget
Childcare
College
Debt Payoff
Financial Wellness
Health
Money Mindset
Saving Hacks
Take a Quiz
On Mother's Day I Wonder: Am I a
LendKey
CentSai
Learning Finance Through Storytelling

ACCOMPLISHMENTS

2015 - 2016

- Launched and tested beta among hundreds of millennials
- Continued to develop writer team and the CentSai voice
- Targeted marketing in select trade shows
- Early branded content discussion and deals
- Finalist at prestigious Plutus Awards
- Named a national content partner for Jump$tart
- Reached 145,000 users
- Topped engagement metrics among peers

2017 TO DATE

- Business development team in place
- Affiliate marketing/lead generation infrastructure set-up started
- Pipeline in place of both white-label and branded content
- Fundraising discussions in full motion
- Maximizing search engine optimization

2017 TO COME

- Cognitive Intelligence to be integrated
- Finalize financial advisor platform
- Fully develop CentSai for teens
- Launch subscription service for financial advisors
- Invest in marketing and sales
- Achieve revenue target of $60-70k/month by EOY

2018

- Further scale up
- Spanish language translation
- Further rollout into Generation X segment
- Integration of machine learning
- Targeting $250k/month revenue run rate
- 5 million monthly active user base

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CentSai
Learning Finance Through Storytelling

EXPERIENCED, BALANCED LEADERSHIP TEAM



Arindam Nag
Co-Founder & CEO

- 20+ years
- Deputy Managing Editor, Dow Jones
- Global team leader - building profitably
- Senior roles, Reuters
- MBA NYU; Chartered Alt. Inv. Analyst



Doria Lavagnino
Co-Founder & President

- 15+ years
- Millennial-focused publications
- Editor & Head of Research, Glamour Magazine
- MA Journalism, NYU; Phi Beta Kappa, Scripps College



Mark Rosen
CTO

- 30+ years
- Senior mgmt. roles Deloitte, Dow Jones
- BS, Computer Science, Binghamton Univ.



Robin Weiss
Senior Advisor

- 30+ years
- Financial Technology and Investment Banking
- SVP & Board Member, LOYAL3 Sec.
- Managing Director, JPMorgan
- Head Inv. Banking NYSE
- MBA, Wharton; BA (Econ), Magna Cum Laude, Brandeis



Allison Martin
Director, Financial Literacy Curriculum

- Financial Literacy Dimension Expert/ Instructor, AFP Foundation
- Syndicated Personal Finance Journalist and Digital Content Strategist
- Multiple Accounting Roles, E&Y
- University of S. FL, Rrch. Admin
- Masters Acctng, & Bus. Admin., Cum Laude, Univ. S. FL



Peter Neeves
Senior Advisor

- 30+ years
- Financial literacy consultant
- Financial Advisor, Ameriprise
- PhD Mgmt. In Finance
- Masters, Iona; BSc Clarkson Univ.



Jon Hood
General Counsel

- Principal, Law Offices Jonathan L. Hood
- General Counsel, TestingMom
- Legal Affairs Correspondent, ConsumerAffairs.com
- JD, Pace Univ.



Nick Bradfield
Business Development

- 15+ years
- Entrepreneur with experience of launching own investment firm
- Held senior roles at Grant Thornton, Edward Jones and Verizon
- Four years as a U.S. Marine
- MS from Northwestern University